NO ACT

PE
2-25-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

09035314

Received SEC
FEB 25 2009
Washington, DC 20549

February 25, 2009

Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-25-09

Re: The Home Depot, Inc.

Dear Mr. Gottsegen:

This is in regard to your letter dated January 29, 2009 concerning the shareholder proposal submitted to Home Depot by the Connecticut Retirement Plans and Trust Funds for inclusion in Home Depot's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent will withdraw the proposal, and if that does not occur, Home Depot will include the proposal in its proxy materials, and that Home Depot therefore withdraws its January 2, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Howard G. Rifkin
Deputy State Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

2455 Paces Ferry Rd. • Atlanta, GA 30339

January 29, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Connecticut Retirement Plans and Trust Funds

Ladies and Gentlemen:

On January 2, 2009, The Home Depot, Inc. (the "Company") submitted a letter to the staff at the Division of Corporation Finance of the Securities and Exchange Commission requesting that the Staff confirm that no enforcement action will be recommended against the Company if the Company excludes a shareholder proposal (the "Proposal") from the Company's proxy materials ("2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "No-Action Request") in reliance on Rule 14a-8(g) under the Securities Exchange Act of 1934. On January 7, 2009 and January 19, 2009, the Company submitted supplemental letters to the Staff. The Proposal was submitted by the Connecticut Retirement Plans and Trust Funds (the "Proponent") on December 11, 2008, and relates to the Company's energy use.

Following the submission of the No-Action Request, the Company and the Proponent have discussed the Proposal. It is the Company's belief at this time that the Proposal will be withdrawn; if that does not occur, the Company will include the Proposal in the 2009 Proxy Materials. Accordingly, the Company hereby withdraws the No-Action Request.

A copy of this letter is being mailed on this date to the Proponent.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

Copies to: Donald Kirschbaum
Investment Officer for Policy
Connecticut Retirement Plans and Trust Funds
Office of the Treasurer of the State of Connecticut
55 Elm Street
Hartford, CT 06106

Howard G. Rifkin
Deputy State Treasurer
Connecticut Retirement Plans and Trust Funds
Office of the Treasurer of the State of Connecticut
55 Elm Street
Hartford, CT 06106

Megan D. McIntyre, Esq.
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

2455 Paces Ferry Rd. • Atlanta, GA 30339

January 19, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Connecticut Retirement Plans and Trust Funds

Ladies and Gentlemen:

On January 2, 2009, The Home Depot, Inc. (the "Company") submitted a letter to the staff of the Securities and Exchange Commission requesting that the Staff confirm that no enforcement action will be recommended against the Company if the Company excludes a shareholder proposal (the "Proposal") from the Company's proxy materials (the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "No-Action Request") in reliance on Rule 14a-8(g). On January 7, 2009, the Company submitted a supplemental letter to the Staff (the "January 7 Letter"). The Proposal was submitted by Connecticut Retirement Plans and Trust Funds (the "Proponent") on December 11, 2008, and relates to the Company's energy use.

On January 14, 2009, Ms. Megan D. McIntyre, the Proponent's counsel, submitted a letter to the Staff (the "January 14 Letter") to respond to the No-Action Request and January 7 Letter.

The purpose of this letter is to respond to the January 14 Letter.

First, the letters received by the Company from State Street Corporation on December 12, 2008, December 18, 2008 and January 6, 2009 (each, a "Confirmation Letter") are insufficient verification of the Proponent's continuous ownership of the Company's securities for at least one year as of the date the Proposal was submitted, i.e., December 11, 2008.

Staff Legal Bulletin No. 14 (July 13, 2001) clearly states that verification falling short (even by just one day) is insufficient to demonstrate continuous ownership as of the time the shareholder submitted the proposal. The Proponent has not challenged this position. Instead, the Proponent attempts to rely on vague language in the December 12, 2008 and December 18, 2008 Confirmation Letters to establish that it continuously owned the Company's securities for at least one year as of December 11, 2008. Neither the Staff nor the Company should be required to interpret ambiguous language. It is not difficult for proponents to prove eligibility and compliance with Rule 14a-8(b), and the burden is on the Proponent to clearly demonstrate its eligibility. Thus, contrary to the Proponent's assertions in the January 14 Letter, the December 12, 2008 and December 18, 2008 Confirmation Letters fail to demonstrate the Proponent's eligibility to submit a proposal.

Further, the January 6, 2009 Confirmation Letter was received by the Company after the December 31, 2008 deadline for responding to the Company's notification. Rule 14a-8(f) states clearly that the Proponent must respond to the Company within 14 days from the date the Proponent received the Company's notification. Therefore, the Company may exclude the Proposal under Rule 14a-8(f).

Second, the Company did not fail to notify the Proponent of the deficiencies giving rise to the No-Action Request. In accordance with Rule 14a-8(f), within 14 calendar days of receiving the Proposal, the Company notified the Proponent in writing of the eligibility deficiencies and the timeframe of the Proponent's response, in particular, that "Rule 14a-8(b) requires submission of a written statement from the 'record' holder of the securities (usually a broker or bank) verifying that, *at the time the proposal was submitted*, [the Proponent] continuously held at least $2,000 in market value of the Company's securities for at least one year." (emphasis added) Thus, the Company fully complied with and discharged its obligation under Rule 14a-8 to notify the Proponent of the eligibility deficiencies. Contrary to the Proponent's assertions in the January 14 Letter, Rule 14a-8 does not require that the Company continue to notify the Proponent of any further or continuing deficiencies in the Proponent's response to the Company's notification.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed on this date to the Proponent, in accordance with Rule 14a-8(j), informing it of the Company's intention to omit the Proposal from the 2009 Proxy Materials.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan Gottsegen

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

Copies to: Donald Kirschbaum
Investment Officer for Policy
Connecticut Retirement Plans and Trust Funds
Office of the Treasurer of the State of Connecticut
55 Elm Street
Hartford CT 06106

Howard G. Rifkin
Deputy State Treasurer
Connecticut Retirement Plans and Trust Funds
Office of the Treasurer of the State of Connecticut
55 Elm Street
Hartford CT 06106

Megan D. McIntyre, Esq.
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 10801

G&E

Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7020
Email: mmcintyre@gelaw.com

January 14, 2009

By Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by Connecticut Retirement Plans & Trust Funds for Inclusion in The Home Depot Inc.'s 2009 Proxy Statement**

Dear Ladies and Gentlemen:

This letter is submitted on behalf our client, the Connecticut Retirement Plans & Trust Funds ("CRPTF"), in response to the January 2, 2009 and January 7, 2009 letters from The Home Depot, Inc. ("Home Depot" or the "Company"), in which the Company maintains that CRPTF's shareholder proposal (the "Proposal") may be excluded from the Company's 2009 proxy statement pursuant to Rules 14a-8(b) and 14a-8(f).

The Company's sole basis for seeking to exclude the Proposal is that CRPTF allegedly did not provide adequate documentation to support its continuous ownership of the Company's securities for at least one year prior to submitting the Proposal. Notably, the Company does not dispute that CRPTF actually owned Home Depot stock continuously throughout the relevant period; rather, the Company quibbles with the wording of the letter submitted by CRPTF's broker, despite having never informed CRPTF of any objection to this wording before submitting its no-action request. In any event, as discussed below, the documentation submitted is adequate to establish CRPTF's continuous ownership, and the Company's request for no-action relief should be denied.

I. CRPTF's Proposal

Home Depot is a large retail chain with significant energy usage and costs, and CRPTF believes that the Company can realize financial and competitive advantages by taking action to improve energy efficiency at its facilities and in its supply chain and transportation network.

Accordingly, CRPTF has proposed the following resolution for inclusion in the Company's 2009 proxy materials:

> RESOLVED: Shareholders request that The Home Depot assess its current companywide energy use, in it its buildings, transportation, and the supply chain, set targets to reduce energy use in the future and report to shareholders (at reasonable cost and omitting proprietary information on its findings and progress by September 1, 2009.

The Proposal was dated December 11, 2008, and was received by the Company on December 12, 2008. On December 12, 2008, CRPTF's broker, State Street, sent a separate letter to the Company (the "Initial Verification Letter"), confirming that "CRPTF has held shares of Home Depot Inc. ... with a market value greater than $2,000.00 continuously for more than a one year period." A copy of the Initial Verification Letter is attached as Exhibit A.

By letter dated December 16, 2008, which CRPTF received on December 17, 2008, the Company informed CRPTF that the Initial Verification Letter was inadequate because it incorrectly indicated that State Street was the record owner of CRPTF's shares. The Company demanded that proof of ownership be supplied within 14 calendar days of CRPTF receiving its letter – *i.e.*, by December 31, 2008.

On December 18, 2008 – well within the 14-day window – State Street faxed a corrected letter to the Company (the "Corrected Verification Letter"), stating that Cede & Co. was the record owner of CRPTF's shares of Home Depot stock, and confirming again that "CRPTF has held shares of Home Depot Inc. ... with a market value greater than $2,000.00 continuously for more than a one year period." Like the Initial Verification Letter, the Corrected Verification Letter was dated December 12, 2008. A copy is attached as Exhibit B.

For two weeks following its receipt of the Corrected Verification Letter on December 18, 2008, the Company gave CRPTF no indication that the Corrected Verification Letter was in any way dissatisfactory. Instead, the Company waited until after December 31 and then submitted a request for no-action relief on January 2, 2009, claiming for the first time that the Corrected Verification Letter failed to establish CRPTF's continuous ownership for the requisite one-year period. The Company also asserted that the December 31 deadline for correcting this deficiency had passed, even though CRPTF had never been notified of the purported deficiency.

CRPTF received the no-action request on January 5, 2009. While CRPTF disagreed that its Corrected Verification Letter was deficient, the alleged deficiency was easily curable through another letter from State Street, which CRPTF promptly requested. The next day, January 6, 2009, State Street send another letter to the Company via fax and overnight delivery (the "Third Verification Letter"). A copy of that letter, which was dated January 6, 2009 and confirmed that "CRPTF has held shares of Home Depot Inc. ... with a market value greater than $2,000.00

continuously ***since before December 11, 2007***" (emphasis added), is attached as Exhibit C.[1] The Company responded with a supplemental no-action request on January 7, 2009, in which it asserts no objection to the substance of the Third Verification Letter, but maintains that it should be disregarded because it was received after December 31.

II. The Company's Request For No-Action Relief Should Be Denied

The Company has asserted only a single ground for excluding the Proposal from its proxy materials: that CRPTF did not provide timely verification of its continuous ownership of Company stock for one year prior to submitting the Proposal. The Company does not deny that CRPTF actually owned the shares for the requisite time period, or that the documentation submitted on January 6, 2009, would have been deemed adequate had it been submitted before December 31, 2008. Instead, the Company contends that the documentation submitted before December 31 was deficient, and that despite its failure to notify CRPTF of this purported deficiency until January 5, CRPTF should be held to a December 31 deadline and the January 6 letter should be ignored.

The burden is on the Company to establish that it has a reasonable basis for excluding CRPTF's proposal from its proxy materials. *See* 17 C.F.R. § 240.14a-8(g). The Company cannot meet that burden because (a) the Corrected Verification Letter establishes CRPTF's continuous ownership for at least one year as of the date of the Proposal, (b) even assuming *arguendo* that the Corrected Verification Letter was deficient, the Company did not notify CRPTF of any perceived deficiency in CRPTF's proof of continuous ownership before submitting its no-action request, and (c) promptly upon learning of the alleged deficiency, CRPTF provided additional documentation that is indisputably adequate.

A. The Corrected Verification Letter Established CRPTF's Continuous Ownership For At Least One Year By The Date The Proposal Was Submitted

Rule 14a-8(b)(1) provides that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting ***for at least one year by the date you submit the proposal.***" 17 C.F.R. § 240.14a-8(b)(1) (emphasis added). Rule 14a-8(b)(2) provides several methods for non-record holders to prove their eligibility, one of which is to "submit … a written statement from the 'record' holder of [the] securities (usually a broker or bank) verifying

[1] The version of this letter that was initially faxed to the Company was mis-dated January 6, 2008. State Street promptly realized its error and re-sent the letter bearing the correct date of January 6, 2009, both by fax and by UPS delivery. It is the corrected letter that is attached hereto.

that, at the time [the proponent] submitted the proposal, [it] continuously held the securities for at least one year." 17 C.F.R. § 240.14a-8(b)(2)(i).[2]

CRPTF submitted its Proposal on December 11, 2008, and thus its eligibility depends on whether it held the requisite number of shares of Company stock continuously from December 11, 2007 until December 11, 2008. There is no dispute with regard to the quantity of shares owned by CRPTF; the only issue is whether CRPTF has adequately documented the duration of its ownership. Home Depot contends that because the Corrected Verification Letter is dated December 12, 2008 rather than December 11, 2008, it falls one day short of establishing continuous ownership for one year – *i.e.*, it only establishes ownership since December 12, 2007. This argument ignores the plain language of the letter, which states that as of December 12, 2008, CRTPF had "held shares of Home Depot, Inc. ... continuously for ***more than*** a one year period." Exhibit B (emphasis added). In other words, CRPTF had held the shares since ***before*** December 12, 2007 – *i.e.*, since at least December 11, 2007. Accordingly, the Corrected Verification Letter establishes CRPTF's continuous ownership of Home Depot stock since December 11, 2007, as required by Rule 14a-8(b)(1).[3] Home Depot's request for no-action relief should be denied for this reason alone.

B. The Proposal Cannot Be Excluded Because The Company Failed To Notify CRPTF Of The Purported Deficiency Giving Rise To Its No-Action Request

Even if the Corrected Verification Letter did not establish CRPTF's continuous ownership for the relevant period – which it does – the Proposal is not excludable because the Company gave CRPTF no notice of the alleged deficiency. Pursuant to Rule 14a-8(f)(1), a "company may exclude [a] proposal ... ***only*** after it has notified [the proponent] of the problem, and [the proponent] has failed adequately to correct it." 17 C.F.R. § 240.14a-8(f)(1) (emphasis added).

The Company's December 16, 2008 letter only identified one deficiency in the Initial Verification Letter: the inaccurate statement that State Street was a "record" holder of the Company's securities. CRPTF cured that problem by having State Street send the Corrected Verification Letter on December 18, 2008, clarifying that Cede & Co. was the record holder.

---

[2] The Staff has recognized that "a written statement from an introducing broker-dealer constitutes a written statement from the 'record' holder of securities, as that term is used in rule 14a-8(b)(2)(i)." *Hain Celestial Group, Inc.* (Oct. 1, 2008). Home Depot does not contend otherwise.

[3] The no-action letters cited by Home Depot are irrelevant here, because they involved proponents who provided *no* documentation to establish continuous ownership. *See IDACORP, Inc.* (March 5, 2008) (proponent submitted account statements and taxlot statements that merely provided "snapshots" of ownership as of various dates); *Safeway, Inc.* (Feb. 6, 2008) (proponent submitted proof of continuous ownership for other individuals but not himself); *Exxon Mobil Corp.* (Jan. 29, 2008) (documentation consisted solely of an account statement for a trust whereas the proponent was an individual, and did not even purport to establish ownership as of date of proposal, much less continuous ownership for past year); *Intel Corp.* (Jan. 29, 2004) (broker's letter only established ownership as of a single day).

With regard to continuous ownership, both the Initial Verification Letter and the Corrected Verification Letter were dated December 12, 2008 and stated that CRPTF had held its shares "continuously for more than a one year period." At no time, either in the December 16 letter or in response to the Corrected Verification Letter, did the Company inform CRPTF of any purported deficiency in CRPTF's proof of continuous ownership. Accordingly, CRPTF reasonably assumed that the Company considered the Corrected Verification Letter adequate to satisfy the requirements of Rule 14a-8(b)(2)(i).

The Company now seeks to exclude the Proposal because the Corrected Verification Letter does not adequately establish CRPTF's continuous ownership since December 11, 2007. Because the Company never notified CRPTF of this purported "deficiency" before submitting its no-action request, the Proposal cannot be excluded. *See* Rule 14a-8(f)(1) ("company may exclude [a] proposal ... only after it has notified [the proponent] of the problem, and [the proponent has] failed adequately correct it"); *Ecolab Inc.* (Feb. 25, 2005) (denying no-action request where proponent provided proof of ownership in response to company's request, and company did not notify proponent of alleged deficiency in that proof before submitting its no-action request); *The MONY Group Inc.* (Feb. 18, 2003) (same).

C. CRPTF Cured the Alleged Deficiency in its Proof of Continuous Ownership Promptly After Receiving Notice

CRPTF learned for the first time on January 5, 2009 that the Company considered the Corrected Verification Letter insufficient to establish CRPTF's continuous ownership. The very next day, at CRPTF's request, State Street sent the Company a Third Verification Letter re-confirming CRPTF's continuous ownership since before December 11, 2007. The Company does not take issue with the substance of the Third Verification Letter, but asserts that it is untimely because it was submitted after December 31. However, the December 31 "deadline" only applied to the specific problem noted in the Company's December 16 letter, which CRPTF cured on December 18. CRPTF cannot be held to a December 31 deadline to cure a different alleged "deficiency" that it had no reason to know about until January 5. Accordingly, even if the Corrected Verification Letter left any uncertainty about CRPTF's continuous ownership – which it did not – that uncertainty was put to rest by the Third Verification Letter, which was submitted less than 14 days after CRPTF first learned of the alleged problem.

Conclusion

Because Home Depot has not met its burden of establishing a reasonable basis for excluding CRPTF's Proposal from its proxy materials, the Company's request for a no-action letter should be denied. In the event that the Staff disagrees with CRPTF's position, or requires any additional information, we would appreciate the opportunity to meet and confer to discuss these issues. Please feel free to call the undersigned at your convenience.

In accordance with Rule 14a-8(k), we have enclosed six (6) copies of this letter. We have also enclosed an additional copy, which we ask that you kindly date-stamp and return to us in the enclosed, self-addressed stamped envelope.

Respectfully,

Megan D. McIntyre

Megan D. McIntyre

Attachments

cc: Jonathan M. Gottsegen, Esquire
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Exhibit A

STATE STREET.

Laura Backman
Assistant Vice President
State Street Financial Center
2 Avenue de Lafayette
Boston, MA 02111

Phone: (617) 664-9407
Fax: (617) 769-6907
E-Mail:
lmbackman@statestreet.com

December 12, 2008

Mr. Jack A. VanWoerkom
Executive Vice President, General Counsel and Corporate Secretary
The Home Depot Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia

Re: Connecticut Retirement Plans and Trust Funds

Dear Mr. VanWoerkom,

State Street Bank is the record owner of shares of common stock ("Shares") of Home Depot Inc., beneficially owned by the Connecticut Retirement Plans and Trust Funds ("CRPTF"). The shares held by State Street Bank are held in the Depository Trust Company, in the participant code *** FISMA & OMB Memorandum M-07-16 *** The CRPTF has held shares of Home Depot Inc. (cusip 437076102) with a market value greater than $2,000.00 continuously for more than a one year period.

Please contact me if you have any questions or concerns.

Sincerely,

Laura Backman

Laura Backman
Assistant Vice President
Client Relations
State Street Corporation

Exhibit B

STATE STREET.
For Everything You Invest In

Laura Backman
Assistant Vice President
State Street Financial Center
2 Avenue de Lafayette
Boston, MA 02111

Phone: (617) 664-9407
Fax: (617) 769-6907
E-Mail:
lmbackman@statestreet.com

December 12, 2008

Mr. Jack A. VanWoerkom
Executive Vice President, General Counsel and Corporate Secretary
The Home Depot Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia

Re: Connecticut Retirement Plans and Trust Funds

Dear Mr. VanWoerkom,

Cede & Co is the record owner of shares of common stock ("Shares") of Home Depot Inc., beneficially owned by the Connecticut Retirement Plans and Trust Funds ("CRPTF"). The shares held by State Street Bank are held in the Depository Trust Company, in the participant code Memoran The CRPTF has held shares of Home Depot Inc. (cusip 437076102) with a market value greater than $2,000.00 continuously for more than a one year period.

Please contact me if you have any questions or concerns.

Sincerely,

Laura Backman
Assistant Vice President
Client Relations
State Street Corporation

Cc: Jonathan Gottsegen, Senior Counsel, Corporate and Secretary Practice Group

Exhibit C

STATE STREET.
For Everything You Invest In

Laura Backman
Assistant Vice President
State Street Financial Center
2 Avenue de Lafayette
Boston, MA 02111

Phone: (617) 664-9407
Fax: (617) 769-6987
E-Mail:
lmbackman@statestreet.com

January 6, 2009

Mr. Jack A. VanWoerkom
Executive Vice President, General Counsel and Corporate Secretary
The Home Depot Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339

Re: Connecticut Retirement Plans and Trust Funds

Dear Mr. VanWoerkom,

Cede & Co is the record owner of shares of common stock ("Shares") of Home Depot Inc., beneficially owned by the Connecticut Retirement Plans and Trust Funds ("CRPTF"). The shares held by State Street Bank are held in the Depository Trust Company, in the participant code Memorand The CRPTF has held shares of Home Depot Inc. (cusip 437076102) with a market value greater than $2,000.00 continuously since before December 11, 2007.

Please contact me if you have any questions or concerns.

Sincerely,

Laura Backman
Assistant Vice President
Client Relations
State Street Corporation

Cc: Jonathon M. Gottsegen, Assistant Secretary & Senior Counsel, Corporate and Securities Practice Group

2455 Paces Ferry Rd. • Atlanta, GA 30339

RECEIVED
2009 JAN -9 AM 10:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 7, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Connecticut Retirement Plans and Trust Funds

Ladies and Gentlemen:

On January 2, 2009, The Home Depot, Inc. (the "Company") submitted a letter to the staff at the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission requesting that the Staff confirm that no enforcement action will be recommended against the Company if the Company excludes a shareholder proposal (the "Proposal") from the Company's proxy materials (the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "No-Action Request") in reliance on Rule 14a-8(g). The Proposal was submitted by Connecticut Retirement Plans and Trust Funds (the "Proponent") on December 11, 2008, and relates to the Company's energy use.

On January 6, 2009, the Company received a letter from State Street Corporation dated January 6, 2008 (the "January 6 Letter"), stating that Cede & Co. is the record owner of shares of common stock of the Company, beneficially owned by the Proponent and that the Proponent has held shares of the Company with a market value grater than $2,000.00 continuously since before December 11, 2007. A copy of this letter is attached as Exhibit A.

For the reasons stated below, the Company continues to request that the Staff not recommend enforcement action against the Company if the Company omits the Proposal from its 2009 Proxy Materials.

The January 6 Letter was submitted outside the time frame set forth in Rule 14a-8(f) and thus does not satisfy the Proponent's obligations to verify its eligibility to submit a proposal to the Company. Under Rule 14a-8(f), the Company may exclude the Proposal if, after the Company has notified the Proponent of any eligibility or procedural deficiencies, the Proponent fails to adequately correct such deficiencies within 14 days from the date the Proponent received such notification. As outlined in the No-Action Request, on December 16, 2008, the Company sent, by overnight mail, the Proponent a letter requesting that the Proponent provide proof of eligibility pursuant to Rule 14a-8 (the "Notification Letter"). Therefore, the Proponent had until December 31, 2008, to adequately respond to the Notification Letter. The January 6 Letter was submitted to the Company after December 31, 2008, and thus is not timely.

Further, as stated in the No-Action Request, the Company believes that an extension of the 14-day period is unwarranted as the Notification Letter fully complied with the requirements of Rule 14a-8 and the standards set forth in Staff Legal Bulletin Nos. 14 and 14B.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter, together with Exhibit A, is being mailed on this date to the Proponent, in accordance with Rule 14a-8(j), informing it of the Company's intention to omit the Proposal from the 2009 Proxy Materials.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

Copy to:

Mr. Donald Kirshbaum
Mr. Howard G. Rifkin
Connecticut Retirement Plans and Trust Funds

Megan D. McIntyre, Esq.
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 10801

EXHIBIT A

STATE STREET.
For Everything You Invest In℠

Laura Backman
Assistant Vice President
State Street Financial Center
2 Avenue de Lafayette
Boston, MA 02111

Phone: (617) 664-9407
Fax: (617) 769-6907
E-Mail:
lmbackman@statestreet.com

January 6, 2008

Mr. Jack A. VanWoerkom
Executive Vice President, General Counsel and Corporate Secretary
The Home Depot Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339

Re: Connecticut Retirement Plans and Trust Funds

Dear Mr. VanWoerkom,

Cede & Co is the record owner of shares of common stock ("Shares") of Home Depot Inc., beneficially owned by the Connecticut Retirement Plans and Trust Funds ("CRPTF"). The shares held by State Street Bank are held in the Depository Trust Company, in the participant code Memoran The CRPTF has held shares of Home Depot Inc. (cusip 437076102) with a market value greater than $2,000.00 continuously since before December 11, 2007.

Please contact me if you have any questions or concerns.

Sincerely,

Laura Backman
Assistant Vice President
Client Relations
State Street Corporation

Cc: Jonathon M. Gottsegen, Assistant Secretary & Senior Counsel, Corporate and Securities Practice Group

2455 Paces Ferry Rd. • Atlanta, GA 30339

January 2, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of the Connecticut Retirement Plans and Trust Funds

Ladies and Gentlemen:

On behalf of The Home Depot, Inc. (the "Company"), the purpose of this letter is to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials (the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "2009 Meeting"). The Connecticut Retirement Plans and Trust Funds (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2009 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibits A, B, C and D. A copy of this letter, including Exhibits A, B, C and D, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2009 Proxy Materials.

The Company intends to commence distribution of its definitive 2009 Proxy Materials on or about April 10, 2009. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2009 Proxy Materials with the Securities and Exchange Commission.

The Proposal sets forth the following resolution:

> "RESOLVED: Shareholders request that The Home Depot assess its current companywide energy use, in its buildings, transportation, and the supply chain, set targets to reduce energy use in the future and report to shareholders (at reasonable cost and omitting proprietary information) on its findings and progress by September 1, 2009."

The Company intends to omit the Proposal from the 2009 Proxy Materials on the basis of Rules 14a-8(b) and 14a-8(f) and requests concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from the 2009 Proxy Materials.

Rule 14a-8(b) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submitted the proposal and the proponent must continue to hold such securities through the date of the meeting. Under Rule 14a-8(b)(2), a proponent must submit to the company a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proponent submitted the proposal, the proponent continuously held the securities for at least one year. Rule 14a-8(f) states that the company may exclude the proponent's proposal if, after the company has notified the proponent of any deficiency and the time frame for responding to remedy the deficiency (14 calendar days following receipt) has elapsed, the proponent fails to correct such deficiency within such 14 day period.

The Company received the Proposal on December 11, 2008. On December 12, 2008, the Company received a letter from State Street Corporation, dated December 12, 2008, stating that State Street Bank is the record owner of shares of common stock of the Company beneficially owned by the Proponent and that the Proponent has held shares of the Company with a market value of greater than $2,000 continuously for more than a one year period (the "Initial Verification"). A copy of this letter is attached as Exhibit B. According to the Company's records, the Proponent is not a record owner of the Company's common stock. Therefore, in accordance with Rule 14a-8(f), on December 16, 2008 the Company sent, by overnight mail, the Proponent a letter requesting that the Proponent provide proof of eligibility pursuant to Rule 14a-8 (the "Notification Letter"). A copy of the Notification Letter is attached as Exhibit C. A copy of Rule 14a-8 was also provided to the Proponent. In particular, the Company specifically notified the Proponent that the Proponent is required to submit "a written statement from the 'record' holder of the securities (usually a broker or bank) verifying that, at the time the [P]roposal was submitted, [the Proponent] continuously held at least $2,000 in market value of the Company's securities for at least one year" and that such proof of ownership is required within 14 calendar days of the Proponent's receipt of the Notification Letter. On December 18, 2008, the Company received another letter from State Street Corporation, dated December 12, 2008, stating that Cede & Co. is the record owner of shares of common stock of the Company beneficially owned by Proponent and that the Proponent has held shares of the Company with a market value of greater than $2,000 continuously for more than a one year period (the "Second Verification" and, together with the Initial Verification, the "Verification Letters"). A copy of the Second Verification is attached as Exhibit D. As of the date of this letter, the Company has not received any further correspondence from the Proponent. Further, the 14 day period within which the Proponent needed to respond to the Notification Letter and provide the information required under Rule 14a-8(b) has now lapsed.

In Staff Legal Bulletin No. 14 (July 13, 2001), the Staff reaffirmed its position that a proponent must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the proponent submitted the proposal. The Staff has consistently granted no-action relief pursuant to Rule 14a-8(f) where a proponent has failed to provide proof of beneficial ownership as of the date the proponent submitted the proposal. See, e.g., IDACORP, Inc. (March 5, 2008), Safeway, Inc. (February 6, 2008), Exxon Mobil Corporation (January 29, 2008) and Intel Corp. (January 29, 2004). Similarly, both Verification Letters are dated as of December 12, 2008, which is one day after the Proponent submitted the Proposal. The Verification Letters state that the Proponent "has held shares of [the Company's common stock] with market value greater than $2,000.00 continuously for more than a one year period." The Verification Letters do not, as required by Rule 14a-8(b), verify that the Proponent continuously held at least $2,000 in market value of the Company's securities from, at the very latest, December 11, 2007 onwards.

Moreover, the Company has complied with its obligations under Rule 14a-8(f). The Company timely delivered the Notification Letter to the Proponent within 14 days of its receipt of the Proposal and the Notification Letter clearly stated the beneficial ownership requirements under Rule 14a-8(b)(1), the type of documentation necessary to demonstrate compliance with such requirements and the deadline within which the Proponent needed to provide such proof.

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14 day period, the Staff has only done so if there were deficiencies in a company's notification letter. See, e.g., JPMorgan Chase & Co. (March 7, 2008), LNB Bancorp, Inc. (December 28, 2007) and AT&T Inc. (February 16, 2007). The Company believes an extension of the 14 day period is unwarranted in this case as the Notification Letter fully complied with the requirements of Rule 14a-8 and the standards set forth in Staff Legal Bulletin Nos. 14 and 14B.

For the foregoing reasons, the Proposal may be properly excluded from the 2009 Proxy Materials under Rules 14a-8(b) and 14a-8(f).

Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2009 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response made to the Staff.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

Exhibit A

DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

December 11, 2008

Mr. Jack A. VanWoerkom
Executive Vice President, General Counsel and Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339

Dear Mr. VanWoerkom

The purpose of this letter is to submit the attached shareholder resolution on behalf of the Connecticut Retirement Plans and Trust Funds (CRPTF) for consideration and action by shareholders at the next annual meeting of The Home Depot. The CRPTF currently of 962,175 shares of The Home Depot with market value of approximately $23,371,230.

We recently wrote to your Lead Independent Director – Bonnie Hill – requesting that we open a dialogue with the company on critical issues relating to how the company is approaching energy efficiency and conservation in your stores, transportation and supply chain, and related issues. We are filing this shareholder resolution in order to meet your filing deadline, and would be pleased if discussions result in our being able to withdraw the resolution.

We look forward to hearing from you.

Please contact Donald Kirshbaum, Investment Officer for Policy at 860-702-3164 to let us know what the best way is for us to pursue these issues with you.

Sincerely,

Howard G. Rifkin
Deputy State Treasurer

cc: Bonnie G. Hill, Lead Independent Director
Mr. Francis S. Blake, Chairman and CEO

Whereas:

Rising energy costs and concerns about energy security, climate change and the burning of fossil fuels are focusing increasing amounts of attention on energy efficiency. The G8 in 2007 committed to take strong and early action to tackle climate change. In the US, domestic regulations addressing the matter continue to gain momentum. Many of these regulations address the energy efficiency of buildings.

According to U.S. Secretary of Energy Samuel Bodman (in a speech July 16, 2007) "There is also a clear and growing recognition of the role that prioritizing energy efficiency must play. As most of you know, the largest source of immediately available "new" energy is the energy we waste every day. Indeed, it is the cheapest, most abundant, cleanest, most readily available source of energy Americans can access".

The July 2006 "National Action Plan for Energy Efficiency" - developed by more than 50 leading organizations "presented policy recommendations for creating a sustainable, aggressive national commitment to energy efficiency through gas and electric utilities, utility regulators, and partner organizations." The report pointed out that "Widespread application of energy efficiency programs...would yield annual energy bill savings of nearly $20 billion, with net societal benefits of more than $250 billion over the next 10 to 15 years. This scenario could defer the need for 20,000 megawatts (MW), or 40 new 500MW power plants".

According to estimates by the Environmental Protection Agency, residential and commercial buildings account for approximately 40 percent of energy and 70 percent of electricity consumed in the US each year. The Energy Independence and Security Act of 2007 emphasize energy efficiency resulting in energy, carbon and economic savings. The bill authorizes the Commercial Building Initiative with a goal of all new commercial buildings having a net zero energy usage by 2030.

At the local level, at least 46 state, county and city governments have adopted policies requiring or encouraging the use of the US Green Building Council's Leadership in Energy and Environmental Design (LEED) program, which places a heavy emphasis on energy efficiency among other things.

As concerns about rising energy prices, climate change and energy security continue to increase, we believe the focus on energy efficiency will only intensify. For large retail chains this focus will extend not only to stores but also to the supporting distribution and transportation networks. It is vital that our company be well positioned to compete going forward. Taking action to improve energy efficiency can result in financial and competitive advantages. Ignoring this quickly growing trend could position our company as an industry laggard and expose it to competitive, reputational and regulatory risk.

RESOLVED: Shareholders request that The Home Depot assess its current companywide energy use, in its buildings, transportation, and the supply chain, set targets to reduce energy use in the future and report to shareholders (at reasonable cost and omitting proprietary information) on its findings and progress by September 1, 2009.

Exhibit B

STATE STREET.

Laura Backman
Assistant Vice President
State Street Financial Center
2 Avenue de Lafayette
Boston, MA 02111

Phone: (617) 664-9407
Fax: (617) 769-6907
E-Mail:
lmbackman@statestreet.com

December 12, 2008

Mr. Jack A. VanWoerkom
Executive Vice President, General Counsel and Corporate Secretary
The Home Depot Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia

Re: Connecticut Retirement Plans and Trust Funds

Dear Mr. VanWoerkom,

State Street Bank is the record owner of shares of common stock ("Shares") of Home Depot Inc., beneficially owned by the Connecticut Retirement Plans and Trust Funds ("CRPTF"). The shares held by State Street Bank are held in the Depository Trust Company, in the participant code Memoran[illegible] The CRPTF has held shares of Home Depot Inc. (cusip 437076102) with a market value greater than $2,000.00 continuously for more than a one year period.

Please contact me if you have any questions or concerns.

Sincerely,

Laura Backman

Laura Backman
Assistant Vice President
Client Relations
State Street Corporation

<u>Exhibit C</u>

2455 Paces Ferry Rd., • Atlanta, GA 30339

December 16, 2008

BY OVERNIGHT MAIL

Mr. Donald Kirshbaum
Investment Officer for Policy
Connecticut Retirement Plans and Trust Funds
Office of the Treasurer of the State of Connecticut
55 Elm Street
Hartford, CT 06106-1773

Dear Mr. Kirshbaum:

I am writing in response to (1) the correspondence dated December 11, 2008 sent by Mr. Howard G. Rifkin on behalf of Connecticut Retirement Plans and Trust Funds ("CRPTF"), addressed to Mr. Jack A. VanWoerkom of The Home Depot, Inc. (the "Company"), regarding a proposal on energy efficiency and conservation, and (2) separate correspondence, dated December 12, 2008 from State Street Bank, addressed to Mr. VanWoerkom.

Before we can process CRPTF's proposal, we need to confirm that it satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934. Rule 14a-8(b) requires submission of a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, CRPTF continuously held at least $2,000 in market value of the Company's securities for at least one year. I have enclosed a letter from Computershare, the Company's transfer agent, stating that State Street Bank is not a "record" holder of the Company's securities as of December 11, 2008.

As required by statute, please send us such proof of ownership within *14 calendar days* of receiving this letter. Ownership documentation may be sent to me by fax. My fax number is (770) 384-5842. For your reference, I am enclosing a copy of Rule 14a-8.

Should you require any additional information or if you would like to discuss this matter, please call me at (770) 384-2858.

Very truly yours,

s:/ *Jonathan M. Gottsegen*

Jonathan M. Gottsegen

Enclosure

Copy: Mr. Howard G. Rifkin
Deputy State Treasurer

USA
Proud Sponsor

Computershare

Computershare Investor Services
250 Royall Street
Canton, Ma 02021
www.computershare.com

December 16, 2008

Jonathan Gottsegen
Senior Counsel, Corporate and
Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Road N.W.
Atlanta, GA 30339-4024

Dear Mr. Gottsegen:

You have asked whether or not State Street Bank in conjunction with Connecticut Retirement Plans and Trust Funds appears as a record holder of shares of common stock of The Home Depot, Inc. We, as transfer agent for The Home Depot, Inc., hereby confirm that, as of December 11, 2008, State Street Bank in conjunction with Connecticut Retirement Plans and Trust Funds is not a record holder of such shares.

Sincerely,

Deborah H. Norris

Deborah H. Norris
Relationship Manager

Exhibit D

STATE STREET.
For Everything You Invest In

Laura Backman
Assistant Vice President
State Street Financial Center
2 Avenue de Lafayette
Boston, MA 02111

Phone: (617) 664-9407
Fax: (617) 769-6907
E-Mail:
lmbackman@statestreet.com

December 12, 2008

Mr. Jack A. VanWoerkom
Executive Vice President, General Counsel and Corporate Secretary
The Home Depot Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia

Re: Connecticut Retirement Plans and Trust Funds

Dear Mr. VanWoerkom,

Cede & Co is the record owner of shares of common stock ("Shares") of Home Depot Inc., beneficially owned by the Connecticut Retirement Plans and Trust Funds ("CRPTF"). The shares held by State Street Bank are held in the Depository Trust Company, in the participant code Memoran[illegible] The CRPTF has held shares of Home Depot Inc. (cusip 437076102) with a market value greater than $2,000.00 continuously for more than a one year period.

Please contact me if you have any questions or concerns.

Sincerely,

Laura Backman
Assistant Vice President
Client Relations
State Street Corporation

Cc: Jonathan Gottsegen, Senior Counsel, Corporate and Secretary Practice Group